UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EasyLink Services Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

27784T101

(CUSIP Number)

Patrick G. Jones, Esq.,

Executive Vice President,

Chief Legal Officer and Secretary

PTEK Holdings, Inc.

3399 Peachtree Road

The Lenox Building, Suite 700

Atlanta, Georgia 30326

(404) 262-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): PTEK Holdings, Inc., FEIN 59-3074176

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,423,980(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 1,423,980(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,980(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	All such shares are reported as beneficially owned by virtue of the Reporting Person’s right to acquire such shares pursuant to that certain Share Purchase Agreement dated February 27, 2003, between the Reporting Person and AT&T Corp., a copy of which is filed as an exhibit to this Statement. Upon the consummation of the transactions contemplated by such agreement, the Reporting Person will have sole voting power and sole dispositive power over such shares.

(2)	Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Class A Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 15,935,526 shares of the Class A Common Stock outstanding at October 31, 2002 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2002).

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Item 1.    Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of EasyLink Services Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 399 Thornall Street, Edison, NJ 08837.

Item 2.    Identity and Background

(a)-(c) and (f) This Statement is being filed by PTEK Holdings, Inc., a Georgia corporation (the “Reporting Person”). The principal business address of the Reporting Person is located at 3399 Peachtree Road, The Lenox Building, Suite 700, Atlanta, GA 30326.

The Reporting Person’s principal business is providing enhanced multimedia group communications services to the global enterprise marketplace, including audio conference calling and Web-based collaboration services, and high-volume fax, e-mail, wireless messaging and voice message delivery services.

Information as to each of the directors and executive officers of the Reporting Person is set forth on Annex A hereto. Each such person is a citizen of the United States. Hermann Buerger, a director of the Reporting Person, is also a citizen of Germany.

(d) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Annex A, has been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person has entered into a Share Purchase Agreement and Note Purchase Agreement, each dated February 27, 2003, with AT&T Corp. (“AT&T”) pursuant to which the Reporting Person has agreed to purchase from AT&T, and AT&T has agreed to sell to the Reporting Person, 1,423,980 shares of the Class A Common Stock (the “Shares”) and a Promissory Note of the Issuer in the stated principal amount of $10,000,000 (the “Note”). The obligation of each party to consummate the transactions contemplated by each such purchase agreement is conditioned upon, among other things, the satisfaction or waiver of the conditions to such party’s obligation to consummate the transactions contemplated by the other purchase agreement. This Statement is being filed with respect to the Shares.

As consideration for the sale of the Shares and the Note, the Reporting Person has agreed to pay AT&T $4,000,000 in cash and to issue to AT&T a warrant to acquire 250,000 shares of the common stock of the Reporting Person. The warrant will be exercisable at any time during the seven years following the date of issuance, at an exercise price to be determined on the basis of trading prices of the Reporting Person’s common stock during the ten trading days prior to the issuance of the warrant. The aggregate purchase price for the Shares, as set forth in the Share Purchase Agreement, is $825,908, or $0.58 per share, which amount equals the average of the high and low selling price of the Class A Common Stock on the Nasdaq National Market during the five trading days immediately preceding the date of the Share Purchase Agreement. Despite the Share Purchase Agreement stating such separate purchase price for the Shares, the

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Reporting Person views its purchase of the Shares and the Note as a single transaction, for the total consideration set forth above. The cash consideration for the purchase of the Shares and the Note will be paid out of the working capital of the Reporting Person.

As of the date of this Statement on Schedule 13D, the Issuer has demanded that the Reporting Person and AT&T terminate their agreements for the purchase and sale of the Note and the Shares. In connection with such demand, the Issuer has asserted that AT&T and the Reporting Person may have violated commitments of AT&T and the Reporting Person to the Issuer and that the Reporting Person has engaged in certain improper activities with respect to EasyLink and in connection with the transaction. The Reporting Person considers these allegations to be groundless and has denied each of them. The Reporting Person expects to consummate the purchase of the Note and Shares, subject to the conditions set forth in the respective purchase agreements.

Item 4.    Purpose of Transaction

The Reporting Person has agreed to purchase the Shares and the Note (collectively, the “Securities”) because it views such acquisition as an attractive investment opportunity and because it believes that its ownership of the Securities will position it to explore more effectively various strategic alternatives with the Issuer and its securityholders. Such alternatives could include the acquisition of control of the Issuer or its assets, although the Reporting Person has not formulated any specific plan or proposal in that regard and there can be no assurance that any such plan or proposal will be developed or as to the terms or timing of any such proposal. Any such plan or proposal that may be formulated could involve, among other things, an extraordinary corporate transaction, such as a merger involving the Reporting Person and/or one or more of its subsidiaries and the Issuer and/or one or more of its subsidiaries; a debt restructuring of the Issuer, either independently or with the support of the Issuer’s management or other creditors of the Issuer; a reorganization or liquidation of the Issuer within a bankruptcy proceeding or otherwise; the exercise of the Reporting Person’s remedies as a secured creditor of the Issuer; the purchase by the Reporting Person of material assets of the Issuer or its subsidiaries; a tender offer for some or all of the outstanding debt or equity securities of the Issuer; or seeking representation on the Board or Directors of the Issuer. From time to time the Reporting Person may meet with the Issuer’s management or its creditors for the purpose of discussing any such alternatives.

Subject to applicable legal requirements and the factors referred to below, the Reporting Person may purchase from time to time, in privately negotiated transactions, additional debt or equity securities of the Issuer, certain of which debt securities may be convertible into shares of Class A Common Stock. In determining whether to purchase additional securities and in formulating any plan or proposal to acquire control of the Issuer or its assets, the Reporting Person intends to consider various factors, including the Reporting Person’s evaluation of the Issuer’s financial condition, business and prospects; other developments concerning the Issuer; the reaction of the Issuer and its securityholders to the Reporting Person’s ownership of the Securities; the prices at which additional securities of the Issuer can be purchased; other opportunities available to the Reporting Person; developments with respect to the Reporting Person’s business; and general economic and market conditions. Depending on its evaluation of the foregoing factors and such other factors as it may deem relevant, the Reporting Person also may decide to sell all or part of the Securities, although it has no present intention to do so, or may change its intention with respect to any of the matters referred to in this Item 4.

Except as set forth above in this Item 4, the Reporting Person does not have any plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)-(b) Pursuant to the Share Purchase Agreement, the Reporting Person may be deemed to beneficially own 1,423,980 shares of Class A Common Stock, or 8.9% of the 15,935,526 shares of Class A Common Stock outstanding at October 31, 2002 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2002). The Reporting Person may be deemed to beneficially own all such shares by virtue of

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the Reporting Person’s right to acquire such shares under the Share Purchase Agreement. Upon consummation of the Share Purchase Agreement, the Reporting Person will have sole power to vote and dispose of the Shares.

(c) Except for the purchase of the Shares described herein, no transactions in shares of Class A Common Stock of the Issuer were effected by the Reporting Person or, to the best knowledge of the Reporting Person, any of the individuals named in Annex A, during the past 60 days.

(d) No person other than the Reporting Person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above for a description of the material terms of the Share Purchase Agreement and the Note Purchase Agreement. The Reporting Person has engaged in discussions with certain holders of debt securities of the Issuer concerning, among other things, such holders’ interest in selling their debt securities of the Issuer to the Reporting Person and the possible terms thereof. As of the date of this Statement, however, no contract, arrangement or understanding with respect to any securities of the Issuer has been reached with any such person.

Item 7.    Material to be Filed as Exhibits

EXHIBIT 1

Share Purchase Agreement, dated February 27, 2003, by and between PTEK Holdings, Inc. and AT&T Corp. (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D of AT&T Corp., filed with respect to the Issuer on March 6, 2003)

EXHIBIT 2

Note Purchase Agreement, dated February 27, 2003, by and between PTEK Holdings, Inc., and AT&T Corp. (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D of AT&T Corp., filed with respect to the Issuer on March 6, 2003)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PTEK HOLDINGS, INC.

By:	/S/ PATRICK G. JONES
	Name:	Patrick G. Jones
	Title:	Executive Vice President

Annex A

Directors and Officers of Reporting Person

The name and current principal occupation or employment of each director and executive officer of the Reporting Person are set forth below. Unless otherwise indicated in the following table, the business address of each director and officer is c/o PTEK Holdings, Inc., 3399 Peachtree Road, The Lenox Building, Suite 700, Atlanta, Georgia 30326. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Reporting Person.

Name	Title	Present Principal Occupation or Employment
Jeffrey A. Allred	President and Chief Operating Officer, Director	President and Chief Operating Officer

Jeffrey T. Arnold	Director	Chief Executive Officer, The Convex Group

George W. Baker, Sr.	Director	President and Chief Executive Officer, Taco Tico, Inc.

Randolph L. Booth	Director	Managing Partner, StreetSide Developers, LLC Chief Executive Officer, Peachtree Franchise Finance, LLC

Hermann Buerger	Director	Regional Board Member, Commerzbank AG

Jeffrey M. Cunningham	Director	Chairman, Cunningham Partners, Inc.

Boland T. Jones	Chief Executive Officer, Director	Chief Executive Officer

Raymond H. Pirtle, Jr.	Director	Managing Partner, Avondale Partners, LLC

J. Walker Smith, Jr.	Director	President, Yankelovich Partners

William E. Franklin	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer

Patrick G. Jones	Executive Vice President, Chief Legal Officer and Secretary	Executive Vice President, Chief Legal Officer and Secretary

Richard J. Buyens	President of Global Services	President of Global Services

Robert P. Mainor	President of Xpedite	President of Xpedite

Theodore P. Schrafft	President of Premiere Conferencing	President of Premiere Conferencing